

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2010

VIA U.S. MAIL AND FAX (213) 613-1903

Mr. James A. Thomas
Chief Executive Officer
Thomas Properties Group, Inc.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071

> **Re: Thomas Properties Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 000-50854**

Dear Mr. Thomas:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief